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This filing is made pursuant to rule 305(b)(2)


                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                       -----------------------------

                                  FORM T-1

                          STATEMENT OF ELIGIBILITY
                 UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                  CORPORATION DESIGNATED TO ACT AS TRUSTEE
                       -----------------------------

      _CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                       PURSUANT TO SECTION 305(b) (2)

                NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
            (Exact name of trustee as specified in its charter)

A U.S. National Banking Association                         41-1592157
(Jurisdiction of incorporation or                           (I.R.S. Employer
organization if not a U.S. national                         Identification No.)
bank)

Sixth Street and Marquette Avenue
Minneapolis, Minnesota                                       55479
(Address of principal executive offices)                     (Zip code)

                     Stanley S. Stroup, General Counsel
                NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                     Sixth Street and Marquette Avenue
                        Minneapolis, Minnesota 55479
                               (612) 667-1234
         (Name, address and telephone number of Agent for Service)
                       -----------------------------

                Paragon Auto Receivabnles Owner Trust 1999-A
            (Exact name of obligor as specified in its charter)

Delaware                                                   N/A
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)

c/o Wilmington Trust Company
Attn:  Corporate Trust Administration
Rodney Square North
1100 North Market Square
Wilmington, DE                                             19890-0001
(Address of principal executive offices)                   (Zip code)


                       -----------------------------
     Asset Backed Notes of Paragon Auto Receivables Owner Trust 1999-A
                    (Title of the indenture securities)


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Item 1. General Information. Furnish the following information as to the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

                     Comptroller of the Currency
                     Treasury Department
                     Washington, D.C.

                     Federal Deposit Insurance Corporation
                     Washington, D.C.

                     The Board of Governors of the Federal Reserve System Washington, D.C.

               (b) Whether it is authorized to exercise corporate trust powers.

                     The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.


               None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1, pursuant to General Instruction B, because the obligor is not in default as provided under Item 13.

Item 15.  Foreign Trustee.          Not applicable.
          ---------------

Item 16.  List of Exhibits.         List below all exhibits filed as a part of
                                    this Statement of Eligibility.

          Exhibit 1.     a.         A copy of the Articles of Association of
                                    the trustee now in effect.*

          Exhibit 2.     a.         A copy of the certificate of authority of
                                    the trustee to commence business issued
                                    June 28, 1872, by the Comptroller of the Currency to The Northwestern National Bank of Minneapolis.*

                          b.        A copy of the certificate of the
                                    Comptroller of the Currency dated
                                    January 2, 1934, approving the
                                    consolidation of The Northwestern National
                                    Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*


                          c. A copy of the certificate of the Acting Comptroller of the Currency dated
                                   January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

                         d. A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*

                         e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

          Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

          Exhibit 4.     Copy of By-laws of the trustee as now in effect.*

          Exhibit 5.     Not applicable.

          Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

          Exhibit 7. Consolidated Reports of Condition and Income of the trustee as of March 31, 1998.**

          Exhibit 8.     Not applicable.

          Exhibit 9.     Not applicable.





* Incorporated by reference to the corresponding numbered exhibits to the form T-1 filed as Exhibit 25 to registration statement number 33-66026.

** Incoporated by reference to the paper filing made by Norwest Bank Minnesota, National Association on January 29, 1999 pursuant to a continuing hardship exemption granted March 13, 1997.



















          * Incorporated by reference to the corresponding numbered exibits to the form T-1 filed as Exhibit 25 to registration statement number 33-66026.

                                 SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Norwest Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 21st day of May, 1998.






                                 NORWEST BANK MINNESOTA,
                                 NATIONAL ASSOCIATION


                                 /s/ Stephen P. Seitz
                                 ------------------------
                                 Stephen  P. Seitz
                                 Assistant Vice President

                                                       EXHIBIT 6




May 21, 1998



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.





                                 Very truly yours,

                                 NORWEST BANK MINNESOTA,
                                 NATIONAL ASSOCIATION


                                 /s/ Stephen P. Seitz
                                 ------------------------
                                 Stephen  P. Seitz
                                 Assistant Vice President

March 29, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re:       Paragon Auto Receivables Corporation
          Form T-1
          File No. 333-63697

Ladies and Gentlemen:

Pursuant to Rule 305(b)(2) promulgated under the Trust Indentrue Act, as amended, Paragon Auto Receivables Corporation hereby requests that the effectiveness of the above referenced Form T-1 be accelerated so that such Form T-1 will become effective by 5:00 p.m., Washington, D.C. time, on Monday, March 29, 1999.


Very truly yours,

PARAGON AUTO RECEIVABLES CORPORATION

By: /s/ Nancy C. Ferguson
---------------------------------
Name:   Nancy C. Ferguson
Title:  Vice President